SEC MMISSION

02021934

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: September 30, 1998 |
| Estimated average burden hours per response . . . 12.00 |

RECD S.E.C.
MAY 3 0 2002
836

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-28816 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Mesirow Financial, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 North Clark Street
(No. and Street)

| Chicago | Illinois | 60610 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristie P. Paskvan 312-595-6047
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

| 180 North Stetson Avenue | Chicago | Illinois | 60601-6779 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

# OATH OF AFFIRMATION

We, Kristie P. Paskvan and James C. Tyree, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mesirow Financial, Inc., as of March 31 2002, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Accounts of Officers, Directors & employees are included in receivable from and payable to customers, since they are subject to the same terms and regulations and, in the aggregate, are not significant.

In addition, as allied members of the New York Stock Exchange, Inc., we do hereby swear that the attached financial statements as of March 31, 2002 and supplementary schedules will promptly be made available to those Mesirow Financial, Inc. members and allied members whose signatures do not appear below.

| | |
|---|---|
| Signature | Signature |
| James C.Tyree-Chairman & Chief Executive Officer | Kristie P. Paskvan-Chief Financial Officer |
| Title | Title |

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in cash flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. - Bound separately [1]

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1. Filed with the appropriate regulatory Bodies.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte & Touche

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Mesirow Financial, Inc.
Chicago, IL

We have audited the accompanying statement of financial condition of Mesirow Financial, Inc. (the "Company") as of March 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Mesirow Financial, Inc. at March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 22, 2002

# MESIROW FINANCIAL, INC.
Statement of Financial Condition
As of March 31, 2002

## Assets

| | |
|---|---|
| Cash | $ 2,830,000 |
| Receivables from: | |
| Brokers, dealers and clearing organizations | 61,346,000 |
| Customers | 134,741,000 |
| Other | 4,103,000 |
| Deposits with clearing organizations | 5,921,000 |
| Securities owned, at market value | 89,962,000 |
| Exchange memberships, at cost (market value $65,000) | 49,000 |
| Other assets | 2,367,000 |
| Total assets | $ 301,319,000 |

## Liabilities and Stockholders' Equity

**Liabilities:**

| | |
|---|---|
| Bank loans and overdrafts | $ 105,046,000 |
| Payables to: | |
| Brokers, dealers and clearing organizations | 36,661,000 |
| Customers | 63,303,000 |
| Securities sold, not yet purchased, at market value | 33,658,000 |
| Payables to affiliates, net | 6,894,000 |
| Accounts payable and accrued expenses | 10,676,000 |
| Total liabilities | 256,238,000 |
| **Stockholders' equity** | 45,081,000 |
| Total liabilities and stockholders' equity | $ 301,319,000 |

The accompanying notes are an integral part of this financial statement

**MESIROW FINANCIAL, INC.**
Notes to Statement of Financial Condition
March 31, 2002

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies which have been followed in preparing the accompanying statement of financial condition is set forth below.

Nature of Business

Mesirow Financial, Inc. (the "Company") is a registered securities broker/dealer providing services to closely held and mid-sized public and private businesses, select institutions and correspondent broker/dealers. The Company is 80% owned by Mesirow Financial Holdings, Inc. ("MFH") and 20% owned by Mesirow Financial Services, Inc. ("MFS"), a wholly-owned subsidiary of MFH.

Securities Transactions and Revenue Recognition

Proprietary transactions are reflected in the statement of financial condition on a trade date basis. Customer transactions are recorded on a settlement date basis. Securities owned and securities sold, not yet purchased are valued at market and the resulting unrealized gains and losses are included in income. Commissions, principal trading gains, floor brokerage and clearance fees and related expenses are recognized in income on trade date.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as financing transactions which are collateralized by negotiable securities and are carried at the amounts at which the securities will be subsequently resold or repurchased, including accrued interest.

Consulting and advisory fees for investment banking assignments are recorded when services for the transaction are substantially completed.

Management Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Adoption of New Accounting Standards

Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended ("SFAS 133"), establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. SFAS 133 requires recognition of all derivative instruments in the Statement of Financial Condition as either assets or liabilities and the measurement of those instruments at fair value. The Company adopted SFAS 133 effective April 1, 2001; the adoption did not have a significant impact on its financial condition.

In September 2000, the Financial Accounting Standards Board ("FASB") issued SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a Replacement of FASB Statement No. 125*, which revised the standards of accounting for securitizations and other transfers of financial assets and collateral. The provisions of SFAS No. 140 carry over most of the guidance outlined in SFAS No. 125 and further establish accounting and reporting standards with a financial-components approach that focuses on control. Under this approach, financial assets or liabilities are recognized when control is established and derecognized when control has been surrendered or the liability has been extinguished. In addition, specific implementation guidelines have been established to further distinguish transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 140 is effective prospectively, for transfers occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years ended after December 15, 2000. The Company had adopted the provisions of SFAS No. 140 that relate to disclosures of securitization transactions and collateral in the preparation of the statement of financial condition as of March 31, 2001. The Company adopted the

MESIROW FINANCIAL, INC.
Notes to Statement of Financial Condition (Continued)
March 31, 2002

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

remaining provisions of SFAS No. 140 effective April 1, 2001; such adoption did not have a significant impact on its financial condition.

## NOTE 2 - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, none of which were pledged as collateral as defined by SFAS No. 140, consist of the following:

| | Securities Owned | Securities Sold, Not Yet Purchased |
|---|---|---|
| Equities | $ 19,884,000 | $ 6,191,000 |
| Corporate bonds | 36,307,000 | 7,605,000 |
| Municipal bonds | 10,013,000 | - |
| U.S. Government securities | - | 3,320,000 |
| Collateralized mortgage obligations | 23,680,000 | 16,237,000 |
| Other | 78,000 | 305,000 |
| | $ 89,962,000 | $ 33,658,000 |

## NOTE 3 - RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

At March 31, 2002 amounts receivable from and payable to brokers, dealers and clearing organizations include:

| | |
|---|---|
| Deposits paid for securities borrowed | $ 15,593,000 |
| Securities failed to deliver | 23,247,000 |
| Amounts receivable from clearing organizations for securities | 19,395,000 |
| Amounts receivable from correspondent broker/dealers | 3,111,000 |
| Total receivables | $ 61,346,000 |
| Payable for unsettled trades | $ 1,202,000 |
| Deposits received for securities loaned | 26,674,000 |
| Securities failed to receive | 3,873,000 |
| Amounts payable to clearing organizations for settled securities | 1,897,000 |
| Amounts held as margin and escrow deposits for correspondent broker/dealers | 1,541,000 |
| Commissions payable to correspondent broker/dealers | 1,474,000 |
| Total payables | $ 36,661,000 |

## NOTE 4 - BANK LOANS AND OVERDRAFTS

Bank loans and overdrafts include demand notes, which bear interest at fluctuating rates based upon the broker call rate (3.5% at March 31, 2002), and overdrafts. Demand notes of $75,130,000 are collateralized by firm securities of approximately $87,692,000. At March 31, 2002, the value of customer securities eligible for pledge is approximately $133,000,000. Demand notes of $26,770,000 are collateralized by customer securities with a value of approximately $38,293,000.

**NOTE 5 - CONTINGENCIES**

In the normal course of business activities, the Company has been named as a defendant in various legal actions. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material adverse effect on the financial position of the Company.

As of March 31, 2002, the Company is contingently liable for a letter of credit amounting to $9,500,000 to satisfy clearing organization requirements. The letter of credit expires on September 1, 2002, is renewable annually, and is collateralized by customer owned margin securities of approximately $15,780,000.

**NOTE 6 - EMPLOYEE BENEFIT PLANS**

The Company participates in a 401(k) savings plan of an affiliate (the "Plan") which covers all eligible employees, as defined in the Plan. Contributions to the Plan by employees are voluntary and will be matched by the Company at a rate of fifty percent of the first four percent of compensation up to $150,000.

The Company has a nonqualified deferred compensation plan for certain employees which allows voluntary employee contributions and requires employer contributions if individual participant production exceeds prescribed levels.

**NOTE 7 - RELATED PARTY TRANSACTIONS**

The Company provides clearing and execution services provided to affiliates. In addition, the Company receives commission income and consulting fees from affiliates on accounts carried by the Company. The Company also pays MFH for management services in accordance with formal agreements.

The Company uses office facilities that are leased by MFS, and is charged rent expense based on a square-foot allocation. Furniture, equipment and leasehold improvements used by the Company are owned by MFH. For the use of these assets the Company pays MFH an amount equal to the related depreciation.

Common general and administrative costs (principally compensation expense) are allocated by an affiliate based on actual usage.

**NOTE 8 - INCOME TAXES**

The Company is a member of a consolidated group for federal and state income tax purposes. An informal tax-sharing agreement between the Company and MFH provides for federal and state income taxes to be determined on a separate company basis. Deferred taxes are included in payable to affiliates.

**NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK**

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments include options and exchange traded financial futures contracts. The trading of these financial instruments is conducted with other registered broker/dealers located in the United States. These financial instruments involve elements of off-balance sheet market risk in excess of the amounts recognized in the Statement of Financial Condition. Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates or the market values of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

The Company hedges a portion of its fixed income trading inventories with such financial futures and options contracts. The contractual amount of commitments to sell securities in connection with

## NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK (CONTINUED)

exchange traded financial futures contracts at March 31, 2002 was $18,295,000. The contractual amount of these instruments reflects the extent of the Company's involvement in the related financial with instrument and does not represent the risk of loss due to counterparty nonperformance. The settlement of these transactions is not expected to have a material adverse effect on the Company's financial position. The extent of utilization of these derivative financial instruments is insignificant to the Company's financial condition.

The Company may be exposed to off-balance sheet risk from the potential inability of customers or other counterparties to meet the terms of their contracts in connection with the clearance and settlement of securities and securities lending transactions. With respect to these activities the Company may be obligated to purchase the identical securities in the open market at prevailing prices in the event of non-performance by the counterparty. At March 31, 2002, the market value of securities failed to receive approximated the amounts owed in the Statement of Financial Condition.

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the Statement of Financial Condition.

The Company's securities transactions include securities purchased under agreements to resell and securities borrowing arrangements which are generally collateralized by readily marketable securities and are executed with other broker/dealers. In the event counterparties to transactions do not fulfill their obligations, the Company could be exposed to credit risk to the extent such obligations are not collateralized.

In the normal course of business, the Company may deliver securities as collateral in support of various collateralized financing sources such as bank loans, securities loaned and securities sold under agreements to repurchase. In the event the counterparty is unable to meet its contractual obligation to return securities delivered as collateral, and the Company is obligated to replace such securities, the Company may incur a loss up to the amount by which the market value of those securities exceeds the value of the loan or other collateral received or in the possession or control of the Company.

To minimize the potential impact of counterparty nonperformance and market exposure in connection with its transactions in financial instruments, the Company monitors the credit standing of each counterparty with whom it does business. It also marks-to-market all customer and proprietary positions on a daily basis and monitors margin collateral levels for compliance with regulatory and internal guidelines, requesting and obtaining additional cash margin or other collateral when deemed appropriate.

## NOTE 10 - REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule. Under this rule, the Company has elected to operate under the "alternative method", whereby the Company is required to maintain "net capital" equivalent to $1,500,000 or two percent of "aggregate debit items", whichever is greater, as these terms are defined.

At March 31, 2002, the Company has net capital and net capital requirements of approximately $32,879,000 and $3,118,000, respectively.

Also, in accordance with the Securities and Exchange Commission's no-action letter dated November 3, 1998, the Company computes a reserve requirement for the proprietary accounts of introducing brokers (PAIB). At March 31, 2002, the Company had no PAIB deposit requirement.

**NOTE 11 - FAIR VALUE OF FINANCIAL INSTRUMENTS**

The Company believes that the carrying amount of its financial instruments is a reasonable estimate of fair value. As a registered broker/dealer, securities owned, securities pledged as collateral and securities sold, but not yet purchased are recorded at fair value using market quotations from various sources, including major securities exchanges and dealers. The fair value of all other financial instruments reflected in the Statement of Financial Condition (consisting primarily of receivables from and payables to broker/dealers, clearing organizations and customers, securities purchased under agreements to resell, securities sold under agreements to repurchase as well as bank loans) approximates the recorded value due to the short-term nature of the financial instruments and repricing policies followed by the Company.